November 2, 2020

VIA EDGAR

Christina Chalk

Senior Special Counsel

Office of Mergers and Acquisitions

United States Securities and Exchange Commission, Division of Corporation Finance

Washington, DC 20549

Re:  Benefit Street Partners Realty Trust, Inc.

Schedule TO-T filed October 23, 2020 by
Comrit Investments 1, Limited Partnership and Comrit Investments Ltd.

File No. 005-89905

Dear Ms. Chalk:

On behalf of Comrit Investments 1, Limited Partnership (the “Purchaser”), set forth below is the Purchaser’s response to the comments issued by the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in your October 29, 2020 letter (the “Comment Letter”) concerning the above-referenced filing.

For convenience, we have included the text of the comment from the Comment Letter, followed by our response.

Offer to Purchase - General

1.	Disclose that you previously conducted a tender offer for 1,800,000 of these Shares at an offer price of $13.08 per Share, and that the NAV disclosed by the partnership at that time was $19.02 per Share. In any future filings for these Shares, please provide the same disclosure regarding prior offers.

The Purchaser commenced a tender offer for 1,800,000 shares of common stock of Benefit Street Partners Realty Trust, Inc. (the “Issuer”), on September 25, 2018 at an offer price of $13.08 per share (the “2018 Tender Offer”). On October 25, 2018, the Purchaser increased the offer price in the 2018 Tender Offer to $14.52 per share, which was the purchase price ultimately paid to tendering shareholders. The Issuer’s most recently disclosed NAV at the time of commencement of the 2018 Tender Offer, and at the time of the offer price increase, was $19.02 per share. To address the Staff’s comment, the Purchaser has supplemented its disclosure related to the current tender offer by including the foregoing information in Amendment No. 1 to the Schedule TO for the current tender offer, filed on the date hereof (the “Amended Schedule TO”).

Section 1. Terms of the Offer, page 9

2.	You state that you will pay for shares tendered upon confirmation from the Corporation or its transfer agent that the Shares have been transferred to the Purchaser. Disclose how long you expect this to take, and how you will comply with your obligation under Rule 14e-1(c) to promptly pay for tendered Shares after you accept them.

As described in Section 2 of the Offer to Purchase attached to the original Schedule TO, the Purchaser intends to accept for payment, and pay for, shares validly tendered and not withdrawn within three business days following the completion of the offer, subject to any extensions of such time period that may be necessary due to the settlement practices of non-traded REITs, some of which are outside the Purchaser’s control. As further described in that section, the Purchaser has expressly disclosed that it will mail checks to shareholders within three business days from the time it receives confirmation from the Issuer’s transfer agent that the Shares have been recorded as transferred to the Purchaser in connection with the offer.

In response to the Staff’s comment, the Purchaser respectfully submits that it cannot make any estimate of the timing for the aforementioned confirmation by the Issuer’s transfer agent because both the Issuer and the transfer agent are entities unaffiliated with the Purchaser which the Purchaser does not control. In response to the Staff’s comment regarding Rule 14e-1(c) compliance, the Purchaser acknowledges that Rule 14e-1(c) prohibits it from failing to pay the tender offer consideration promptly after the termination or withdrawal of the offer. Pursuant to the procedures described above, the Purchaser will be in compliance with Rule 14e-1(c) because it will not have failed to pay the tender offer consideration promptly after the termination or withdrawal of the offer through any action or inaction of its own.

3.	See our last comment above. We note the disclosure in Section 4. Withdrawal Rights that Shares may be withdrawn at any time after December 22, 2020 if not yet accepted for payment. Clarify for shareholders whether, if tendered Shares have not been paid for by that date, they may withdraw them pursuant to this provision.

The Purchaser’s disclosure referenced above was included in response to a Staff comment in a previous tender offer. The Purchaser included the disclosure in order to inform tendering shareholders of Exchange Act Section 14(d)(5), which provides that securities deposited pursuant to a tender offer may be withdrawn by or on behalf of the depositor at any time after sixty days from the date of the original tender offer, except as the Commission may otherwise prescribe by rules, regulations, or order as necessary or appropriate in the public interest or for the protection of investors. The Purchaser acknowledges that if tendered shares have not been paid for by that date, tendering shareholders may withdraw them pursuant to Exchange Act Section 14(d)(5). The Purchaser has included additional disclosure to that effect in the Amended Schedule TO.

Section 11. Source of Funds, page 13

4.	Clarify what “assets” will be used to fund the purchase of tendered Shares. If you are referring to cash on hand, please revise to specify.

The Purchaser confirms that funding for payment of the purchase price for the tender offer will come from its available cash on hand. The Purchaser has revised the disclosure in the Amended Schedule TO in response to the Staff’s comment.

Section 12. Conditions of the Offer, page 13

5.	Refer to page 14, paragraph (d). Notwithstanding the fact that these Shares do not trade, clarify what is meant by a “limitation on prices” on a national securities exchange for purposes of this offer condition.

The Purchaser acknowledges the Staff’s comment and has removed the phrase “or limitation on prices for” from the conditions to the tender offer described in Section 12(d) of the Offer to Purchase in the Amended Schedule TO.

6.	Consider clarifying whether the ongoing COVID pandemic could constitute a “national or international calamity” for purposes of paragraph (d). If so, explain how this condition would operate, given that it appears to be a pre-existing condition to this offer.

The conditions to the offer listed in Section 12(d) of the Offer to Purchase are intended to enable the Purchaser to terminate the tender offer in the event of an acute, widespread and material disruption in United States economic and financial markets. While the Purchaser acknowledges the calamitous nature of the ongoing COVID-19 pandemic in the United States, the Purchaser believes that the current state of the pandemic has not resulted in an acute, widespread and material disruption in United States economic and financial markets of the type otherwise contemplated in Section 12(d) of the Offer to Purchase. The Purchaser has added clarifying language to that effect in the Amended Schedule TO.

7.	In paragraph (d), you appear to be conditioning the offer on any material change or suspension or limitation of ANY currency anywhere in the world. The breadth of this condition, without further explanation or any apparent connection to the activities of the Company, raises concerns about an illusory offer. Please advise or revise.

The Purchaser has revised the disclosure in the Amended Schedule TO to clarify that the condition described in Section 12(d)(v) of the Offer to Purchase relates only to a material change in United States currency exchange rates or a suspension or a limitation on the markets thereof.

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The Purchaser acknowledges that it is responsible for the accuracy and adequacy of its disclosures, notwithstanding any review, comments, action or absence of action by the Staff.

If you have any questions regarding the Purchaser’s response or require further information, please do not hesitate to contact the Purchaser’s counsel, Amos W. Barclay of Holland & Hart LLP, by telephone at (303) 473-4813.

Sincerely,

Comrit Investments 1, LP

By: Comrit Investments Ltd., its General Partner

/s/ Ziv Sapir

Ziv Sapir, Chief Executive Officer

cc:          Amos W. Barclay, Esq. (Holland & Hart LLP)

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